SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)

Porter Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

736233206

(CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: Terrence Kerwin, Esq. Fox Rothschild L.L.P. 747 Constitution Drive, Suite 100 PO Box 673 Exton, PA 19341 (610) 458-6186

(Name, Address, Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 736233206		13D/A

1	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Patriot Financial Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.00%*

14	Type of Reporting Person PN
*This calculation is based on 6,039,864 shares of Common Stock of the Company outstanding as of December 18, 2017, as reported in the Company’s Current Report on Form 8-K filed December 18, 2017.

CUSIP No. 736233206		13D/A

1	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Patriot Financial Partners Parallel, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 113

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 113

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.00%*

14	Type of Reporting Person PN
*This calculation is based on 6,039,864 shares of Common Stock of the Company outstanding as of December 18, 2017, as reported in the Company’s Current Report on Form 8-K filed December 18, 2017.

CUSIP No. 736233206		13D/A

1	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Patriot Financial Partners GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 113

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 113

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.00%*

14	Type of Reporting Person PN
*This calculation is based on 6,039,864 shares of Common Stock of the Company outstanding as of December 18, 2017, as reported in the Company’s Current Report on Form 8-K filed December 18, 2017.

CUSIP No. 736233206		13D/A

1	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Patriot Financial Partners GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 113

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 113

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.00*

14	Type of Reporting Person CO
*This calculation is based on 6,039,864 shares of Common Stock of the Company outstanding as of December 18, 2017, as reported in the Company’s Current Report on Form 8-K filed December 18, 2017.

CUSIP No. 736233206		13D/A

1	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) W. Kirk Wycoff

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 124,029

	8	Shared Voting Power 113

	9	Sole Dispositive Power 124,029

	10	Shared Dispositive Power 113

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,142

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.06%*

14	Type of Reporting Person IN
*This calculation is based on 6,039,864 shares of Common Stock of the Company outstanding as of December 18, 2017, as reported in the Company’s Current Report on Form 8-K filed December 18, 2017.

CUSIP No. 736233206		13D/A

1	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Ira M. Lubert

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 109,173

	8	Shared Voting Power 113

	9	Sole Dispositive Power 109,173

	10	Shared Dispositive Power 113

11	Aggregate Amount Beneficially Owned by Each Reporting Person 109,286

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.81%*

14	Type of Reporting Person IN
*This calculation is based on 6,039,864 shares of Common Stock of the Company outstanding as of December 18, 2017, as reported in the Company’s Current Report on Form 8-K filed December 18, 2017.

1	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) James J. Lynch

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 83,298

	8	Shared Voting Power 113

	9	Sole Dispositive Power 83,298

	10	Shared Dispositive Power 113

11	Aggregate Amount Beneficially Owned by Each Reporting Person 83,411

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.38%*

14	Type of Reporting Person IN
*This calculation is based on 6,039,864 shares of Common Stock of the Company outstanding as of December 18, 2017, as reported in the Company’s Current Report on Form 8-K filed December 18, 2017.

Item 1.       Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on July 12, 2010 (the “Original Schedule 13D”) relating to the common stock, no par value (the “Common Stock”), of Porter Bancorp, Inc., a Kentucky corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 2500 Eastpoint Parkway, Louisville, Kentucky 40223.

This Amendment No. 1 is being filed to report the transaction described in Item 3.  Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D remain unchanged.

Item 3.       Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by the following:

On December 18, 2017, the Patriot Funds distributed  shares of the Company that the Patriot Funds beneficially owned to their limited partners (the “Distribution”), who received a total of 1,747,673 of the Company’s common shares. W. Kirk Wycoff, a general manager of each of the Patriot Funds, is also a director of the Company.

In addition to owning 384,186 of the Company’s common shares, the Patriot Funds owned 1,371,600 of the Company’s non-voting common shares before the Distribution. As a result of the Distribution, (i) the 1,371,600 non-voting common shares held by the Patriot Funds automatically converted into 1,371,600 voting common shares, in accordance with the Company’s articles of incorporation, and (ii) the number of the Company’s common shares outstanding increased from 4,668,264 to 6,039,864 shares.

Item 5.       Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of Schedule 13D are hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by the following:

The percentages used in this Amendment are based upon 6,039,864 outstanding shares of Common Stock as of December 18, 2017, as reported in the Company’s Current Report on Form 8-K filed December 18, 2017.

(a) - (b) Patriot Financial Partners L.P. does not possess any shared voting and dispositive power and beneficially owns no shares of the outstanding Common Stock.

Patriot Financial Partners Parallel L.P. possesses shared voting and dispositive power and beneficially owns 113 shares of the outstanding Common Stock.

(c)           As a result of the Distribution, the following Reporting Persons received the following shares:

Reporting Person	Number of Shares Received in Distribution
W. Kirk Wycoff	118,542
Ira M. Lubert	109,173
James J. Lynch	83,298

In addition, Mr. Wycoff beneficially owns 5,487 shares received as compensation for his service on the Company’s Board of Directors.

Other than the Distribution, neither the Funds nor the Reporting Persons have completed any transactions in the Company’s Common Stock in the past sixty days.

(d)           Not applicable.

(e)           Effective December 18, 2017, no Reporting Person beneficially owned greater than five percent of the Company’s outstanding Common Stock.

Item 7.       Material to be Filed as Exhibits

1	Joint Filer Statement*
2	Securities Purchase Agreement*
3	Registration Rights Agreement*
4	Voting and Support Agreement*

*                                        Incorporated by reference to the exhibits to Current Report on Form 8-K dated June 30, 2010 filed by Porter Bancorp, Inc. with the SEC on July 7, 2010 (Commission Filed No. 001-33033).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 24, 2018

PATRIOT FINANCIAL PARTNERS, L.P.

	By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch